

May 10, 2011

Via Facsimile
John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re:** **Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response Letter Dated April 13, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-23530**

Dear Mr. Corp:

We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. Please file the amendment to your 2009 Form 10-K that incorporates all applicable changes you have agreed to make throughout the course of our review of your 2009 Form 10-K, as contained in your response letters filed on the following dates:

    - August 27, 2010
    - October 15, 2010

- December 8, 2010
- February 22, 2011, and
- April 13, 2011.

2.   We note your response to comment one in our letter dated March 10, 2011 did not
        address your plans to obtain a revised third party engineer report. Please ensure your
        amended 2009 Form 10-K includes the report required by Item 1202(a)(8) of Regulation
        S-K.

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited),
page F-25

3.   We note from your responses to comments two and three in our letter dated March 10,
        2011 that the only change to your financial statements from the removal of all of your
        PUDs for 2009 was an increase to depletion of $147,587; an amount you believe is
        immaterial to your financial statements. Based on your responses, it remains unclear to
        us why your capitalized proved and unproved property balances were not impacted by the
        removal of 100% of your PUDs. Further, it remains unclear to us whether you performed
        an impairment analysis to determine whether your capitalized unproved properties were
        impaired as of December 31, 2009 as a result of the removal of your PUDs from your
        proved reserves. So that we may better understand your position, please address the
        following:

- Quantify for us the carrying amount of the asset group attributable to the PUDs you
  removed in 2009. We would expect this quantification to separately identify the
  capitalized acquisition costs, capitalized exploratory costs of proving up each of the wells
  or applicable asset grouping attributable to your PUDs, any other capitalized costs, and
  the related accumulated depletion;

- Explain why the costs you identify in the bullet point above should not be reclassified
  from your Proved Properties balance to your Unproved Properties balance as of
  December 31, 2009; and

- Provide us with an analysis to support your revised impairment analysis of both your
  Proved Properties and your Unproved Properties upon removal of your PUDs as of
  December 31, 2009. Refer to the separate impairment guidance for proved and unproved
  properties in ASC 932-360-35-8 through 35-12. In this regard, we would expect the
  removal of your PUDs in 2009 to represent a triggering event requiring an impairment
  analysis.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 15

4.   We note you increased your natural gas proved reserves from 6,565,056 natural gas mcf in 2009 to 12,791,644 natural gas mcf in 2010. Please expand your disclosure to provide a discussion of the key reasons for the noted increase. As part of your enhanced disclosure, please include discussion of the technologies used to establish the appropriate level of certainty for material additions to your reserve estimates, as contemplated by Item 1202(a)(6) of Regulation S-K.

5.   We note a review of your 2010 reserves was conducted by Wright and Company, Inc. However, we are unable to locate the third party report required by Item 1202(a)(8) of Regulation S-K. Please amend your filing to include this report as required.

Productive Gas Wells, page 16

6.   We note you disclose the total productive wells on a gross basis only. Please revise your presentation to comply with Item 1208(a) of Regulation S-K, which requires disclosure of the total gross and net productive wells, expressed separately for oil and gas.

Oil and Gas Acreage, page 17

7.   Please disclose the minimum remaining terms of leases and concessions, as contemplated by Item 1208(b) of Regulation S-K.

Liquidity and Capital Resources, page 21

8.   Please revise your disclosure to summarize or cross reference to the information you provide in Note 8 of your financial statements. In addition, please revise your disclosure to definitively state whether you have identified a material deficiency in your short or long term liquidity. To the extent you have identified such a deficiency, please revise to clearly disclose your proposed remedy, that you have not decided on a remedy, or that your are currently unable to address the deficiency. In this regard, your disclosure that you expect revenues to increase in fiscal 2011 does not give any indication of whether the increase in revenues will remedy the working capital deficiency you disclose as of December 31, 2010. See FRC 501.03 for guidance.

Report of Independent Registered Public Accounting Firm, page F-2

9.   We note the date of your auditor's opinion report is April 14, 2010. Please amend your filing to provide the correct date of the report.

Exhibits 31.1 and 31.2

10.   When you amend your filing, please revise your certifications to present the exact form and wording of the certifications required by Item 601(b)(31) of Regulation S-K. For example, the certifications required by Item 601(b)(31) do not refer to a 'small business issuer.' Similar concerns apply to the amendment you will need to file for your Form 10-K for fiscal year ended December 31, 2009.

Closing Comments

        You may contact Jennifer O'Brien at (202) 551-3721or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant